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Exhibit (a)(6)

[The following will be delivered by electronic mail upon receipt of tendered options.]

Confirmation of Receipt:

        This message confirms that we have received your Statement of Stock Option Grants and Election Form relating to the offer by iBasis, Inc. (the "Company") to exchange your eligible options, which are all outstanding stock options under the Company's 1997 Stock Incentive Plan having an exercise price of $1.00 or more per share, for new options. For every one share of common stock of your surrendered option, you may receive an option to purchase one share of common stock, subject to adjustment for any stock splits, reverse stock splits, stock dividends or similar events.

        Upon the terms and subject to the conditions described in the Offer to Exchange Outstanding Stock Options, dated November 25, 2002, and the Statement of Stock Option Grants and Election Form previously sent to you, you may withdraw the options that you have elected to exchange before the offer expires at 5 p.m., Eastern Time, on December 23, 2002, unless we extend such expiration date.

        Please note that this confirmation of receipt does not constitute a finding by the Company of the validity, accuracy or completeness of your Statement of Stock Option Grants and Election Form or the tender of your options. We are not obligated to give you notice of any defects or irregularities in your tender of options, and we are not liable for failing to give you notice of any defects or irregularities. We may reject your tender of options if we determine that it is not in appropriate form or if we determine that it is unlawful to accept.

                      Thank you,

                      Tamah Rosker
                      Vice President of Human Resources

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  Exhibit (a)(6)